
FRANKLIN TEMPLETON
INVESTMENTS

40-33

811-2781

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


05063565

August 11, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors, Ltd., Case No. 05-CV-0298-MJR

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleading related to the above-mentioned action, which we previously reported to your office:

Notice of Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel


SEC MAIL PROCESSING
RECEIVED
AUG 16 2005
WASH, D.C.
192
SECTION

Encls.

27080-1



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

August 11, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors, Ltd., Case No. 05-CV-0298-MJR

ıdies and Gentlemen:

ırsuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following ɟditional pleading related to the above-mentioned action, which we previously reported ɔ your office:

Notice of Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel


SEC MAIL PROCESSING
RECEIVED
AUG 1 6 2005
WASH, D.C.
192
SECTION

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

DONALD BRADFISCH, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 3:05-CV-00298-MJR
TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED,	)	
Defendants.	)	

NOTICE OF APPEAL

Notice is hereby given that Donald Bradfisch, plaintiff in the above named case, hereby appeals to the United States Court of Appeals for the Seventh Circuit from the order entered on the 12th day of July, 2005.

By: /s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Attorneys for Plaintiffs and the Class


SEC MAIL PROCESSING
RECEIVED
6 2005
WASH, D.C.
192
SECTION

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 10, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525